SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                                 Amendment No. 1

                                                  Commission File Number 1-13760

                           NOTIFICATION OF LATE FILING

(Check One):
[ ] Form 10-KSB   [ ] Form 11-K   [ ] Form 20-F   [ ] Form 10-Q   [ ] Form N-SAR

     For Period Ended: ______________
     [X] Transition Report on Form 10-KSB    [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form 20-F      [ ] Transition Report on Form N-SAR
     [ ] Transition Report on Form 11-K

     For the Transition Period Ended: June 30, 1999

READ ATTACHED INSTRUCTIONS SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant The Network Connection, Inc.
                        --------------------------------------------------------

Former name if applicable

N/A
- --------------------------------------------------------------------------------

Address of principal executive office (STREET AND NUMBER)

222 North 44th Street
- --------------------------------------------------------------------------------

City, state and zip code Phoenix, Arizona 85034
                         -------------------------------------------------------

                                     PART II
                             RULES 12B-25(B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X]  (b)  The subject annual report, semi-annual report,  transition report on Form 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [X]  (c)  The accountant's  statement  or other  exhibit  required  by Rule
               12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-KSB, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Report on Form 10-KSB for The Network Connection, Inc., (the "Company") for the transition period ended June 30, 1999 is due to be filed with the Securities and Exchange Commission (the "SEC") on September 28, 1999. On May 18, 1999, the Company completed the acquisition of substantially all of the assets of the interactive entertainment division of Interactive Flight Technologies, Inc. ("IFT"). In consideration of the IFT transaction, the Company issued 1,055,745 shares of the Company's Common Stock and 2,495,400 shares of the Company's Series D Convertible Preferred Stock to IFT. The IFT transaction was accounted for as a reverse merger whereby, for accounting purposes, IFT is treated as the acquiror of the Company, and the Company is treated as the successor to the historical operations of the interactive entertainment division of IFT. Accordingly, the historical financial statements of the Company will be replaced with those of the interactive entertainment division of IFT. Due to the accounting complexities resulting from the IFT transaction, including the fact that the interactive entertainment division has not historically been audited as a stand alone entity, the Company and its independent public accountants will not be able to compile and present the financial information and other data (nor the related Management's Discussion and Analysis) required by Form 10-KSB in an appropriate manner by the prescribed due date without unreasonable effort or expense.

                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

Morris C. Aaron                        602                         629-6200
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    (Name)                          (Area Code)               (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The IFT transaction as described above was accounted for as a reverse merger whereby, for accounting purposes, IFT is treated as the acquiror of the Company, and the Company is treated as the successor to the historical operations of the interactive entertainment division of IFT. Accordingly, the historical financial statements of the Company will be replaced with those of the interactive entertainment division of IFT.

     Estimated revenues for the eight months ended June 30, 1999 were approximately $1 million, a decrease of 86% compared with revenues of approximately $18.4 million for the corresponding period of the previous fiscal period.

     Estimated cost of equipment sales for the eight months ended June 30, 1999 were approximately $1.5 million, a decrease of 90% compared to cost of sales of approximately $15.3 million in the corresponding period of the previous fiscal period.

     For the eight months ended June 30, 1999, the Company recorded warranty, maintenance and commission accrual adjustments of approximately $7.2 million compared to none in the corresponding period of the previous fiscal period.

     Estimated special charges for the eight months ended June 30, 1999 were approximately $522,000, compared to none for the corresponding period of the previous fiscal period.

     Estimated  net income  (loss) for the eight  months ended June 30, 1999 was
approximately   $2.0  million  versus   approximately   ($1.9)  million  in  the
corresponding period of the previous fiscal period.

                          The Network Connection, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date September 29, 1999                 By /s/ Morris C. Aaron
     --------------------                  -------------------------------------

     INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

The Network Connection, Inc.
222 N. 44th Street
Phoenix, Arizona 85034

Ladies and Gentlemen:

Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, we inform you that we have been furnished a copy of Form 12b-25 to be filed by The Network Connection, Inc. on or about September 28, 1999, which contains notification of the registrant's inability to file its transition Form 10-KSB by September 28, 1999. We have read the Company's statements contained in Part III therein and we agree with the stated reasons as to why we have been unable to complete our audit and report on the financial statements for the eight month transition period ended June 30, 1999, to be included in transition Form 10-KSB.

Very truly yours,

KPMG LLP